File No. 70-__________



                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------
                                    Form U-1
                                   Application
                                      Under
                 The Public Utility Holding Company Act of 1935
                    ----------------------------------------
                                     E.ON AG
                                  E.ON-Platz 1
                                40479 Dusseldorf
                                     Germany

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ----------------------------------------

                                     E.ON AG
                    (Name of top registered holding company)
                    ----------------------------------------

                              Dr. Guntram Wuerzberg
                      Vice President General Legal Affairs
                                     E.ON AG
                                  E.ON-Platz 1
                                40479 Dusseldorf
                                     Germany
                         Telephone: 011-49-211-4579-388
                         Facsimile: 011-49-211-4579-610


                   (Names and addresses of agents for service)



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                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

                            Tia S. Barancik LeBoeuf,
                          Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                             New York, NY 10019-5389
                            Telephone: (212) 424-8455
                            Facsimile: (212) 424-8500

                              Markian M. W. Melnyk
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                           1875 Connecticut Ave., N.W.
                           Washington, D.C. 20009-5728
                            Telephone: (202) 986-8212
                            Facsimile: (202) 986-8102


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                                    FORM U-1
                                APPLICATION UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Item 1.  Description of the Proposed Transaction

     A. Introduction

          In this application, E.ON AG ("E.ON" or "Applicant"), requests an extension of the deadline set by prior Commission order to divest E.ON's interest in an affiliated company, Hypo-Vereinsbank AG ("HVB"). HVB is a large private bank in Germany with assets of approximately (euro)712 billion.

          By applications filed on Form U-1 in SEC File Nos. 70-9961 and 70-9985, E.ON sought authorization to acquire Powergen plc ("Powergen"), a registered holding company, and other authorizations under the Public Utility Holding Company Act of 1935 (the "Act") related to E.ON's activities as a registered holding company after the Powergen acquisition. The Commission authorized the acquisition by order dated June 14, 2002, Holding Co. Act Release No. 27539 (the "Acquisition Order"). E.ON completed the acquisition of Powergen on July 1, 2002 and registered as a holding company on that day.

          One of the conditions imposed by the Commission in the Acquisition Order relates to the ability of E.ON and its subsidiaries to invest in the equity securities of companies held for investment purposes ("Portfolio Securities"), as opposed to investments for strategic or operating reasons associated with E.ON's activities as an energy and utility company. As stated in the Acquisition Order:

          The E.ON Group companies, particularly E.ON Energie, a proposed FUCO, hold significant investments as reserves against two types of long-term liabilities: their pension obligations, and, for E.ON Energie only, its nuclear decommissioning obligations. These investments, which currently total approximately (euro)9 billion ($7.9 billion), include publicly traded common stocks of other companies./1

          The Acquisition Order granted E.ON's request to continue to make these investments under Section 9(c)(3) of the Act in the ordinary course of business provided that it complied with certain conditions. The Commission required that equity investments for the purposes of funding future employee benefit and nuclear decommissioning obligations could be made only if, at the time of investment, the actuarial value of the prospective obligations exceeds the aggregate amount of the investments that will be held by E.ON immediately after the investment has been made. Further, E.ON was restricted from creating an affiliate relationship with any company within the terms of Section 2(a)(11) of the Act by acquiring 5% or more of the voting securities of any issuer. The Acquisition Order restates the commitment made by E.ON in its application that during the year 2002, E.ON will reduce any stakes that it has that exceed 5% of a single company to below 5%.

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     1 Acquisition Order at 47 (footnotes omitted).


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          The Acquisition Order also required that on a going forward basis,
E.ON's additional net investment in its reserves should be limited to 25% common stocks. These commitments would be monitored through reports to be included in E.ON's Annual Report on Form U5S. E.ON was directed to include in its Annual Report a statement reconciling the reserve investments with the related long-term liabilities, and indicating the asset class breakdown of the reserves./2

          E.ON's Portfolio Securities include only one stake in the voting securities of a company that exceeds 5%. This is E.ON's 6.72% voting equity interest in HVB. The Acquisition Order made a reference to this affiliate interest in the following footnote:

          E.ON states that it holds an interest above 5% in a company that it plans to divest in 2002, either by selling the stock or by issuing a bond that would be exchangeable for the stock of the company or cash. Applicants state that the terms of the exchange offer, including the time when the exchange would be triggered, have not yet been determined./3

          Although E.ON continues to desire to reduce its voting equity interest in HVB to the level where it would not constitute an affiliate interest, recent declines in the market price of HVB shares have made share sales financially prohibitive at this time. Consequently, E.ON seeks an extension of the divestiture deadline until December 31, 2004.

     B. Additional Time May Provide an Opportunity for the Market in HVB Shares to Recover and Allow E.ON to Avoid a Fire Sale that Could Significantly Reduce the Value of its Pension and Nuclear Decommissioning Reserves

          E.ON's interest in HVB is held indirectly through E.ON Energie AG ("E.ON Energie") a foreign utility company under Section 33 of the Act ("FUCO"), and its subsidiaries E.ON Sales and Trading GmbH, an energy marketing and trading company, and E.ON Bayern AG, a regional utility in the German state of Bavaria. The breakdown of shareholdings is shown in the table below.

--------
     2 Id. at 48-49.

     3 Id. at 49, n. 64.


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
------------------ ---------------------- ------------------------ -------------- --------------- --------------------
E.ON Group         Number of HVB Shares   % of Outstanding HVB     Book Value     Market Value    Market Value as of
Company            Held as of June 30,    Shares (521,735,101)/4   as of June 30, as of June      September 24, 2002
                   2002                                            2002 (euro)    30, 2002 (euro) (euro)
------------------ ---------------------- ------------------------ -------------- --------------- --------------------
E.ON Energie       5,516,342              1.06%                    33.00          33.40           15.03
------------------ ---------------------- ------------------------ -------------- --------------- --------------------
E.ON Sales and     27,988,649             5.36%                    33.00          33.40           15.03
Trading
------------------ ---------------------- ------------------------ -------------- --------------- --------------------
E.ON Bayern        1,550,475              0.30%                    33.00          33.40           15.03
------------------ ---------------------- ------------------------ -------------- --------------- --------------------
Total              35,055,466             6.72%
------------------ ---------------------- ------------------------ -------------- --------------- --------------------


It is evident from the table that the current market value of E.ON's interest in HVB has declined substantially in relation to its book value. HVB shares have had a 52 week high of (euro)42.55 on March 26, 2002 and a 52 week low of
(euro)15.03 on September 24, 2002. To comply with the requirement in the Acquisition Order that E.ON reduce its stake in any portfolio company that exceeds 5% to below 5%, E.ON must sell 1.73% of its HVB shareholdings. This would bring E.ON's HVB interest down to 4.99%; the level where it would be deemed a non-affiliate interest under Section 2(a)(11) of the Act. To effect such a reduction would require the sale of at least 8,968,711 HVB shares and result in a loss of (euro)164,755,221, based on the difference between the book value of the shares as of June 30, 2002, and the market value as of September 24, 2002. If a sale at the September 24, 2002 market price is compared against the 52 week high of (euro)42.55, the loss associated with divestiture would be
(euro)246,818,927. On July 1, 2000, just after the merger of VEBA AG and VIAG AG that formed E.ON, the HVB interest was held on E.ON's books at a value of
(euro)68.10. Based on this original book value, E.ON's loss associated with a divestiture at the September 24, 2002 market price would be (euro)475,969,493. Given current weak market conditions, it is likely that a sale of 1.73% of HVB would depress the share price even further, reducing both the proceeds received by E.ON in the sale and the value of its retained HVB interest.

          Although E.ON is not expecting the HVB shares to regain their former market value in their entirety, its is thought that the current market value does not reflect the long-term value of the shares and that the value of HVB shares will return to the (euro)30 range over the medium term. Dr. Albrecht Schmidt, spokesman for the Board of Managing Directors of the HVB Group, acknowledged in a July 25, 2002 statement that a pronounced economic weakness

--------
     4 HVB has an additional 14,553,600 non-voting shares outstanding that are not included above. All HVB shares owned directly or indirectly by E.ON are voting shares.


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


has caused dramatic plunges on the stock markets. HVB would in response seek to reduce costs and streamline its operations. Dr. Schmidt forecasted "relatively acceptable results for 2002" and that "real money will not be earned again until 2003."/5 Analyst reports generally support this view and project that HVB shares may range from approximately (euro)30 to (euro)45 in the medium term.

          E.ON requests an extension of the deadline for divesting its affiliate interest in HVB so that it is not forced to sell at a temporarily depressed share price to the detriment of its investors. A loss of (euro)164 million or more also would adversely affect the value of E.ON Energie's reserves invested for pension and nuclear decommissioning obligations. A longer divestiture period would provide E.ON the opportunity to sell during stronger periods of the economic and stock market cycle or, perhaps, to arrange for the private placement of the shares in a block sale that would not have a market disrupting effect.

     C. The Commission has Never Forced a Fire Sale

          The Commission has generally provided a three year period for registered holding companies to divest nonutility interests./6 E.ON, for example, committed to divest its interests in an oil company (VEBA Oel AG), distribution and logistics companies (Stinnes AG and Klockner and Co. AG), an aluminum company (VAW aluminium AG) and a silicon wafer manufacturer (MEMC Electronic Materials Inc.) within three years of the date of its completion of the Powergen acquisition. Many of these divestitures have been completed and others are currently underway. In particular, the divestitures of VEBA Oel, VAW aluminium, Klockner and Co. and MEMC have already occurred. The sale of E.ON's 65.4% interest in Stinnes to Deutsche Bahn AG as part of a public takeover bid was announced on August 12, 2002. The sale of E.ON's 45.4% interest in Schmalbach Lubeca AG to Ball Corp. was announced on August 30, 2002. These divestitures demonstrate E.ON's strong motivation to complete its transformation into a leading global integrated energy and utility company and to follow through on the divestiture commitments that it has made.

          In the case of the HVB divestiture, E.ON did not anticipate the rapid share price decline that occurred and, consequently, neglected to seek a longer period for the divestiture in its application for the Powergen acquisition. E.ON will not increase its HVB interest if the proposed deadline extension is granted. Its HVB holding will remain passive and E.ON will not exercise a controlling influence over HVB's business or management./7 Given that E.ON's

--------
     5 Press Conference on Second-Quarter Results, Speech of Dr. Albrecht Schmidt, July 25, 2002, available at http://www.hvbgroup.com/wwweng/i_see_myself _as/journalist/news_and_events/speeches.cfm?infoContainer=12&x=10&y=3, accessed August 23, 2002.

     6 See, e.g., E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002) (requiring a three year divestiture period for various nonutility businesses and a five year divestiture period for large chemicals and real estate businesses based on special circumstances); FirstEnergy Corp., Holding Co. Act Release No. 27459 (October 29, 2001) (requiring the divestiture of a 50% interest in a partnership formed to hold a shopping center within three years); KeySpan Corp., Holding Co. Act Release No. 27287 (December 1, 2000) (requiring the filing of a post-effective amendment to address the issue of the retention of certain nonutility subsidiaries and providing a three year divestiture period should divestiture subsequently be required); Progress Energy, Inc., Holding Co. Act Release No. 27422 (June 27, 2001) (requiring the divestiture of barge transportation, railroad services and metal recycling businesses within approximately two and one-half years).

     7 Prof. Dr. Wilhelm Simson, Chairman and Co-CEO of E.ON's Board of Management is a member of the HVB Supervisory Board. In addition, Kurt F. Viermetz, is a member of both the E.ON and HVB Supervisory Boards. No E.ON officer or member of E.ON's Management Board would serve on the HVB Board of Management.


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percentage holding in HVB is small, that the retention of this interest for the extended divestiture period is not likely to have an adverse effect on E.ON, its investors, consumers or the public interest, and also given the Commission precedent authorizing similar three year divestiture periods, the proposed extension of the divestiture deadline is reasonable, appropriate and consistent with the protected interests under the Act and should be granted.

     D. It is Appropriate for E.ON Energie to Hold the HVB Interest Because Such Holdings are a Necessary and Appropriate Part of Funding Future Pension and Nuclear Decommissioning Obligations, it follows therefore, that an Extension of the Divestiture Deadline also would be Appropriate.

          The E.ON group's entire holding in HVB is held directly or indirectly by E.ON Energie, a FUCO. Under Section 33(a)(1) of the Act, except as otherwise provided in that section, a FUCO is exempt from all of the provisions under the Act. Section 33(c)(3) further provides that:

          Any interest in the business of one or more foreign utility companies, or one or more companies organized exclusively to own, directly or indirectly, the securities or other interest in a foreign utility company, shall for all purposes of this Act, be considered to be -

          (A) Consistent with the operation of a single integrated public utility system, within the meaning of Section 11; and

          (B) Reasonably incidental, or economically necessary or appropriate, to the operations of an integrated public utility system, within the meaning of Section 11.

The Commission also has recognized that the definition of a FUCO under Section 33, unlike the definition of exempt wholesale generator in Section 32 of the Act, does not require this type of exempt entity to be "exclusively" engaged in the electric or gas utility business./8 Nevertheless, the Commission believes that there must be some limit to the types of businesses in which FUCOs may engage because "permitting FUCOs owned by registered holding companies to engage in any business would subvert limitations imposed on registered holding companies by the Act in a way that Congress could not have intended when it passed Section 33."/9 Accordingly, the Commission requires that the activities of a FUCO have an "appropriate relationship" to the electric and gas utility business.10

          Investing in the equity securities of companies such as HVB is an appropriate part

--------
     8 Acquisition Order at 24-25.

     9 Id. at 25.

     10 Id. (noting that the "appropriate relationship" test is not as strict as the test under Section 11 to determine whether registered holding companies may engage in nonutility businesses).


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of the business of a German utility company. E.ON Energie must maintain reserves against long term obligations to pay for retiree pensions and the decommissioning of its nuclear facilities. Accepted portfolio management practice would require the portfolio manager to invest such reserves in a diversified portfolio of investments including cash, readily marketable securities, government and corporate debt securities, and equity securities. Equity holdings also should be diversified among several high quality companies. Stock of a bank such as HVB, with substantial assets and investment grade credit, typically would be considered an appropriate portfolio investment. The practice in the U.S. is not materially different in this regard. The U.S.
Nuclear Regulatory Commission ("NRC") does not prohibit external decommissioning trusts from being invested in common stocks. Instead, NRC guidance indicates that speculative issues (e.g., stocks of companies with limited operating history or that have low "safety" rankings from ratings agencies) should be avoided and that a licensee's own stock, as well as those of other power reactor licensees, are inappropriate./11

          As of December 31, 2001, the value of E.ON Energie's portfolio investments was $8.1 billion, and its combined actuarially determined pension and nuclear decommissioning obligations were $13.4 billion. E.ON Energie, therefore, must continue to fund its reserves with additional investments and carefully manage its existing portfolio. Preserving the value of E.ON Energie's HVB interest by permitting E.ON Energie to trim its HVB investment over a longer period is "appropriate" and consistent with the Commission's interpretation of the Section 33 limits on nonutility investments by FUCOs.

          Section 9(c)(3) of the Act permits a registered holding company and its subsidiaries to acquire "commercial paper and other securities, within such limitations, as the Commission may by rules and regulations or order prescribe as appropriate in the ordinary course of business of a registered holding company or subsidiary company thereof and as not detrimental to the public interest or the interest of investors or consumers." As applied to the management of portfolio investments by a FUCO, the broad scope of the exemption provided to FUCOs under Section 33 of the Act should be interpreted by the Commission in the light of Section 9(c)(3). Accordingly, because in the course of ordinary business E.ON Energie must maintain reserves for pension and nuclear decommissioning obligations, the maintenance of a portfolio of assets to fund such obligations in a manner consistent with sound portfolio management practices should be exempt under Section 33 of the Act. Since E.ON Energie may acquire and maintain an investment in HVB relying on its exemption as a FUCO, it follows that the Commission should not oppose E.ON's request to extend until December 31, 2005, the deadline for E.ON to divest the HVB affiliate interest to below 5%. A deadline extension is reasonable, appropriate and not detrimental to the public interest or the interest of investors or consumers. For all these reasons, therefore, E.ON respectfully requests that the Commission grant the relief requested herein.

Item 2.  Fees, Commissions and Expenses

          The fees, commissions and expenses incurred or to be incurred in connection with this Application are estimated at approximately $15,000.

--------
     11 See the Nuclear Regulatory Commission's "Standard Review Plan on Power Reactor Licensee Financial Qualifications and Decommissioning Funding Assurance" (NUREG-SR1577r1) and Regulatory Guide 1.159


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Item 3.  Applicable Statutory Provisions

          Sections 9(c)(3) and 33 of the Act apply to Applicant's request for an extension of time to divest its interest in HVB.

          Section 9(c)(3) excludes from the general prohibition against the unauthorized acquisition of securities in Section 9(a), the acquisition of securities in the ordinary course of business within limits prescribed by Commission rule, regulation or order and consistent with the protected interests under the Act.

          As noted in Item 1 above, the maintenance of a portfolio of investment securities, including the HVB interest, by E.ON Energie is in the ordinary course of its business and appropriate for a FUCO under Section 33 of the Act. The extension of the divestiture deadline also is not detrimental to the interest of investors, consumers or the public interest. Indeed, by delaying the sale until the HVB share price has recovered, investors may be benefited by avoiding a loss. Consequently, the Commission should authorize the proposed deadline extension.

Item 4.  Regulatory Approvals

          No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

Item 5.  Procedure

          Applicants respectfully request that the Commission proceed forthwith to issue a notice with regard to the transaction proposed herein and that it issue an order granting the application as soon after the conclusion of the notice period as is practicable.

          Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the application and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

     A.   Exhibits

A    Proposed Form of Notice.

B    Opinion of Counsel (to be filed by amendment).

     B.   Financial Statements

Not Applicable.


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Item 7.  Information as to Environmental Effects

          The proposed transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.


                                   SIGNATURES



          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicant has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 25, 2002           E.ON AG

                                    By: /s/ Hans Gisbert Ulmke
                                       ------------------------
                                    Name: Hans Gisbert Ulmke
                                    Title: Executive Vice President

                                    By: /s/ Guntram Wuerzberg
                                       ------------------------
                                    Name:  Dr. Guntram Wuerzberg
                                    Title: Vice President General Legal Affairs


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                                  Exhibit Index

Exhibit

A        Proposed Form of Notice.


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